                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   ----------




                                    FORM 11-K

                                  ANNUAL REPORT

                                   ----------




                        Pursuant to Section 15(d) of the
                             Securities Act of 1934


                      For the year ended December 31, 1999

                                   ----------




                              City Holding Company
                         Profit Sharing and 401(k) Plan

                                   ----------




                              City Holding Company
                                25 Gatewater Road
                        Cross Lanes, West Virginia 25313

                                   ----------

                                    FORM 11-K

                              CITY HOLDING COMPANY

                         PROFIT SHARING AND 401(K) PLAN

                                December 31, 1999

                                   ----------




The following financial statements and schedules of the Plan are included herein:

       Report of Independent Auditors                                                                      1

       Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998                    2

       Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1999
         and 1998                                                                                          3

       Notes to Financial Statements                                                                     4-7

       Schedule H, Line 4(i) - Supplemental Schedule of Assets Held for Investment Purposes at End of
         Year                                                                                              9

       Schedule H, Line 4(j) - Supplemental Schedule of Reportable Transactions                           10



       Item 9(b) - Exhibits:

         Exhibit 24(c) - Consent of Independent Auditors

                         Report of Independent Auditors

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of City Holding Company Profit Sharing and 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not part of the financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    /s/ Ernst & Young LLP



June 23, 2000

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                 Statements of Net Assets Available for Benefits



                                                          December 31
                                                    1999               1998
                                             ---------------------------------------
Assets
Cash and cash equivalents                       $       59,194     $       67,219
Investments at fair value:
   Mutual and commingled funds                       6,356,692          6,000,823
   Common stock of City Holding Company              3,313,322          6,728,015
   Participant loans                                   248,440            286,388
Receivables:
   Employer contributions                               58,242                  -
   Participant contributions                           141,947                  -
   Other                                                 1,826                  -
                                             ---------------------------------------
Net assets available for benefits                  $10,179,663        $13,082,445
                                             =======================================



See accompanying notes to financial statements.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                          December 31
                                                                                    1999               1998
                                                                             ---------------------------------------
Contributions and income:
   Contributions from employer                                                   $     722,421      $     428,085
   Contributions from employee                                                       1,666,643          2,347,521
   Interest and dividends                                                              693,028            502,127
                                                                             ---------------------------------------
Total contributions and income                                                       3,082,092          3,277,733


Deductions:
   Benefit payments                                                                  1,634,737          1,023,579
   Administrative expenses                                                                   -                250
                                                                             ---------------------------------------
Total deductions                                                                     1,634,737          1,023,829
                                                                             ---------------------------------------
Net additions                                                                        1,447,355          2,253,904

Net realized and unrealized losses                                                  (4,350,137)        (1,549,732)
Net assets available for benefits at beginning of year                              13,082,445         12,378,273
                                                                             ---------------------------------------
Net assets available for benefits at end of year                                   $10,179,663        $13,082,445
                                                                             =======================================



See accompanying notes to financial statements.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1999


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company Profit Sharing and 401(k) Plan (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investments

The Plan estimates the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 1999 and 1998.

Group Annuity Contract: The group annuity contract represents an investment in a Deposit Administration Fund maintained by an insurance company and is included in the Mutual and Commingled funds on the Statement of Net Assets Available for Benefits. Interest is credited to the Fund, compounded annually, and is determined by annual interest rates which will not be less than the following (as specified in the contract):

          Interest Rate                       Contract Year
   ---------------------------------------------------------------

              5.50%                                1998
              5.00%                                1999

At least 30 days prior to the expiration of the interest guarantees, the Hartford Life Insurance Company shall advise the Plan of new interest guarantees that apply to the contract. In addition to the interest guarantees above, a long-term guaranteed interest rate of 3% applies to all contributions and earnings received, and applies for the life of the contract. The group annuity contract is valued at cost plus reinvested income, which approximates fair value. Participant directed transfers may be made under the contract. Such transfers will not be subject to withdrawal charges, market value adjustments, or penalties provided that the amount of the withdrawal, when added to the sum of all withdrawals during the preceding 12 months, does not exceed 12% of the balance of the fund 12 months earlier. Such withdrawals are subject to the consent of the insurance company.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)

Each participant may designate the percentage of his or her contributions to be invested into any of the five investment options, offered by the Plan.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. Description of Plan

The following description of the Plan provides general information. Participants should refer to the summary Plan description for a complete description of the Plan's provisions. The Plan, which was adopted and became effective January 1, 1991, is a defined contribution savings and profit sharing plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution. Matching contributions are made with common stock of the Plan sponsor, City Holding Company.

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $42,000 and $522,000 in 1999 and 1998, respectively, of participant account balances rolled-over from previous employer plans and approximately $923,000 in 1998 transferred in as a result of three plan mergers during the year due to Company acquisitions.

Vesting

Participants are immediately fully vested in their voluntary contributions and employer matching contributions, plus actual earnings thereon. A participant becomes vested in discretionary profit sharing contributions as follows:

                                                     Vested Percentage of
                      Years of Service              Employer Contributions
              -----------------------------------------------------------------
                         Less than 2                              0%
                              3                                  20
                              4                                  40
                              5                                  60
                              6                                  80
                          7 or more                             100


                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)

There were no discretionary profit sharing contributions during 1999 or 1998. Forfeitures of terminated participants' non-vested account balances are allocated to eligible participants who are employed on December 31 of each year based on their annual compensation.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in the accounts.

Benefits

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated August 27, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the Plan is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and is tax exempt.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)

5. Investments

During 1999 and 1998, the Plan's five investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                          Net Realized and Unrealized
                                                                         Appreciation (Depreciation) in
                                                                           Fair Value of Investments
                                                                           1999                  1998
                                                                  ---------------------------------------------
     Group Annuity Contract                                              $         -           $         -
     Common Stock                                                         (4,216,995)           (1,971,975)
     Mutual and Commingled Funds                                            (133,142)              422,243
                                                                  ---------------------------------------------
     Total                                                               $(4,350,137)          $(1,549,732)
                                                                  =============================================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                      December 31
                                                                                1999               1998
                                                                         --------------------------------------
     City Holding Company Common Stock                                         $3,313,322*        $6,728,015*
     Fidelity Advisor Short Fixed Income Fund                                     650,433            522,634
     Fidelity Advisor Growth Opportunity Fund                                   2,848,009          2,787,705
     Fidelity Advisor Balanced Fund                                             1,552,641          1,298,649
     Group Annuity Contract                                                       925,438          1,027,883

     * Non Participant Directed


Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                       December 31
                                                                                  1999             1998
                                                                           ------------------------------------
     Net assets:
        City Holding Company Common Stock                                        $3,313,322        $6,728,015
        Cash and cash equivalents                                                   (13,568)            3,443
        Contribution receivable                                                      91,217                 -
        Other                                                                        (7,869)             (862)
                                                                           ------------------------------------
     Total                                                                       $3,383,102        $6,730,596
                                                                           ====================================

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)

                                                                                       December 31
                                                                                  1999             1998
                                                                           ------------------------------------
     Change in net assets:
        Contributions from employer                                            $    722,421      $    428,085
        Contributions from employee                                                 479,667           628,004
        Interfund transfers                                                         131,716           113,175
        Interest and dividends                                                      181,283           150,807
        Net realized and unrealized depreciation in fair value                   (4,216,995)       (1,971,975)
        Distribution to participants                                               (645,586)         (599,210)
                                                                           ------------------------------------
     Net change                                                                 $(3,347,494)      $(1,251,114)
                                                                           ====================================

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                             Plan 002 EIN 550619957

               Schedule H, Line 4(i) - Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999



                                                                                                      Current
       Shares/Units                            Description                            Cost             Value
--------------------------------------------------------------------------------------------------------------------
Common stock:

       236,666            City Holding Company Common Stock*                          $5,997,576       $3,313,322

Investments in mutual or commingled funds:

        71,398            Fidelity Advisor Short Fixed Income Fund                            NR          650,433
        61,038            Fidelity Advisor Growth Opportunity Fund                            NR        2,848,009
        85,076            Fidelity Advisor Balanced Fund                                      NR        1,552,641
        16,001            Fidelity Advisor Overseas Fund                                      NR          380,171
       925,438            Group Annuity Contract                                              NR          925,438
                                                                                ------------------------------------
                                                                                               -        6,356,692

Cash and cash equivalents                                                                     NR           59,194
Participant loans (6% to 10.21%)                                                               -          248,440
                                                                                ------------------------------------
Total                                                                                 $5,997,576       $9,977,648
                                                                                ====================================

* - Party-in-interest
NR - Not required

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                             Plan 002 EIN 550619957

           Schedule H, Line 4(j) - Schedule of Reportable Transactions

                          Year Ended December 31, 1999



                                                Number        Total       Number      Total      Total
                                                  of           Cost         of        Cost     Proceeds     Gain
                                                 Units          of         Units       of        from        on
                                               Purchased     Purchase      Sold       Sales      Sales     Sales
                                             -----------------------------------------------------------------------
Category (iii)--Series of Transactions in Excess of 5% of Plan Assets

City Holding Company Common Stock                60,351      $1,444,498    30,701    $396,440    $623,757$227,317



There were no category (i), (ii) or (iv) reportable transactions during 1999.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                  City Holding Company Profit
                                                  Sharing and 401(k) Plan





                                                  /s/ Robert A. Henson
                                              ------------------------------
                                                  Mr. Robert A. Henson
                                                  Plan Administrator


June 23, 2000